UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 2

XCEL BRANDS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

64111Y206
(CUSIP Number)

Marisa Gardini
c/o XCel Brands, Inc.
475 10th Avenue, 4th Floor
New York, NY 10018
(347) 727-2474
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 64111Y206	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Marisa Gardini
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 362,794*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 575,744
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,744
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7%
14	TYPE OF REPORTING PERSON (See Instructions) IN

* As described below under Items 5 and 6, 212,950 of the shares of the Issuer’s common stock held by Ms. Gardini are subject to an irrevocable proxy and accordingly Ms. Gardini holds no voting power with respect to such shares.

Item 1.	Security and Issuer.

This Amendment No. 2 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 11, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on May 22, 2012, by Marisa Gardini, an individual (the “Reporting Person”), with respect to the shares of common stock, par value $0.001 per share (the “Common Shares”) of XCel Brands, Inc., a Delaware corporation (the “Issuer”), having principal executive offices at 475 10th Avenue, 4th Floor, New York, NY 10018.

Item 2.	Identity and Background.

This Amendment No. 2 amends and substitutes in its entirety Item 2 to state as follows:

This Statement is being filed by and on behalf of the Reporting Person. The Reporting Person’s business address is c/o the Issuer, 475 10th Avenue, 4th Floor, New York, NY 10018. Her present principal occupation is as the Executive Vice President of Strategic Planning and Marketing for, and a director of, the Issuer, and the principal business and address at which she carries out such occupation is that of the Issuer. She is a citizen of the United States of America.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is inapplicable to this Amendment No. 2.

Item 4.	Purpose of Transaction.

This Amendment No. 2 amends and substitutes in its entirety Item 4 to state as follows:

On April 1, 2013, the Issuer granted to the Reporting Person 75,000 unvested, restricted Common Shares in connection with her employment by the Issuer as an officer and director. Pursuant to a restricted stock agreement dated April 1, 2013 (the “Restricted Stock Agreement”), the Reporting Person agreed to appoint a person designated by the board of directors of the Issuer as her irrevocable proxy and attorney-in-fact with respect to the 75,000 unvested, restricted Common Shares. The board of directors appointed Robert D’Loren, the Issuer’s Chief Executive Officer and Chairman of the board of directors, as the proxy and attorney-in-fact for the Common Shares.

All of the Common Shares acquired or disposed of as described in this Item 4 were acquired by the Reporting Person for investment purposes. Depending upon market conditions and other factors that the Reporting Person may deem material to her investment decisions, the Reporting Person may make purchases of Common Shares from time to time and may dispose of any or all of the Common Shares held by her at any time. Except as set forth in this Item 4 and to the extent that her role as Executive Vice President of Strategic Planning and Marketing for, and a director of, the Issuer grants to her the ability to directly or indirectly influence the management and policies of the Issuer, the Reporting Person has no plans or proposals which relate to or could result in any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may from time to time review or reconsider her position with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but has no present intention of doing so. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change at any time her intention with respect to any or all of the Common Shares held by her as of May 15, 2013.

Item 5.	Interest in Securities of the Issuer.

This Amendment No. 2 amends and substitutes in its entirety Item 5 to state as follows:

The Reporting Person (i) owns beneficially, and has sole voting and dispositive power with respect to, 317,069 Common Shares and 45,725 unvested, restricted Common Shares, which collectively represent 4.2% of the total number of outstanding Common Shares and (ii) owns beneficially, and has sole dispositive power with respect to, 212,950 Common Shares which represent 2.5% of the total number of outstanding Common Shares. As described in Item 6, the information set forth under which is incorporated by reference into this Item 5, the Reporting Person has no voting power with respect to the 212,950 Common Shares described in the preceding sentence.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment No. 2 amends and substitutes in its entirety Item 6 to state as follows:

The information set forth under Item 4 of this Amendment No. 2 is incorporated by reference into this Item 6.

Pursuant to that certain Voting Agreement dated as of September 29, 2011 by and between IM Ready and the Issuer (the “Voting Agreement”), IM Ready and each of its respective permitted successors, assigns and direct and indirect transferees who become beneficial owners of Common Shares (including the Reporting Person) agreed to appoint a person designated by the board of directors of the Issuer as their irrevocable proxy and attorney-in-fact with respect to the Common Shares originally held by IM Ready. As an assignee of 137,950 of IM Ready’s Common Shares, such Common Shares of the Reporting Person are subject to the Voting Agreement. The board of directors appointed Robert D’Loren, the Issuer’s Chief Executive Officer and Chairman of the board of directors, as the proxy and attorney-in-fact for such Common Shares.

 Pursuant to the Restricted Stock Agreement, the Reporting Person agreed to appoint a person designated by the board of directors of the Issuer as her irrevocable proxy and attorney-in-fact with respect to the 75,000 unvested, restricted Common Shares issued to the Reporting Person on April 1, 2013. The board of directors appointed Robert D’Loren, the Issuer’s Chief Executive Officer and Chairman of the board of directors, as the proxy and attorney-in-fact for such Common Shares.

Other than as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Item 7 of this Amendment No. 2 is amended and restated in its entirety as follows:

Exhibit 1	Voting Agreement, dated as of September 29, 2011, by and between IM Ready and the Issuer (incorporated by reference to Exhibit 9.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 5, 2011).

Exhibit 2	Restricted Stock Agreement, dated as of April 1, 2013, by and between the Reporting Person and the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2013

MARISA GARDINI

By: /s/ Marisa Gardini